Form C

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Cover Page

Name of issuer:

Target Arm Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

1/23/2020

Physical address of issuer:

12 Fisher Lane
Ridgefield, CT 06877

Website of issuer:

https://www.targetarm.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☑ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

12,225

Price:

$4.81

Method for determining price:

Dividing pre-money valuation $125,000,000.00 (or $106,250,000.00 for investors in the first $499,998.41) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,614,367.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,076,333.00	$943,356.00
Cash & Cash Equivalents:	$194,187.00	$29,105.00
Accounts Receivable:	$0.00	$39,692.00
Current Liabilities:	$197,117.00	$174,798.00
Non-Current Liabilities:	$648,380.00	$662,312.00
Revenues/Sales:	$1,111,714.00	$219,098.00

Cost of Goods Sold:	$499,040.00	$82,478.00
Taxes Paid:	$0.00	$0.00
Net Income:	($522,754.00)	($844,072.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Target Arm Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Douglas Andrew Neugold	Board of Directors	None	2021
Jeffrey McChesney	CEO	Target Arm	2020
Eric David Achtmann	Founder and Managing Member	Global Capital X	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jeffrey McChesney	CEO, President	2020
Rob Africk	CFO	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Jeffrey McChesney	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The founder of TargetArm has designated themselves as the lead investor who will sign agreements and make decisions on behalf of all investors participating through the special purpose vehicle (SPV). This arrangement creates a fundamental and unavoidable conflict of interest because the founder simultaneously represents the interests of the company (as its founder and presumably an officer or significant shareholder) and the interests of the investors in the SPV. These interests may not always align and may at times be directly adverse to one another. For example, decisions regarding valuation, terms of future financings, exit timing and terms, governance rights, information disclosure, and other material matters may benefit the company and founder at the expense of SPV investors, or vice versa.

As the founder and company insider, the lead investor will have access to material non-public information about the company's financial condition, business prospects, challenges, and strategic plans that will not be available to other investors in the SPV. This information asymmetry means the founder will be making decisions on behalf of investors while possessing information that could materially affect the value of the investment and the appropriateness of those decisions. There is no independent third-party investor advocate or fiduciary representing the interests of crowdfunding investors. Investors should be aware that they are relying entirely on an individual whose primary loyalty and financial interest lies with the success of the company, not with maximizing returns or protecting the rights of minority investors. This structure provides no meaningful checks on potential self-dealing or decisions that favor the company over investors.

Target Arm Inc. was incorporated in 2020 and has a limited operating history upon which investors can evaluate our business model and prospects. We have not yet achieved profitability and have incurred losses since inception. We expect to continue to incur losses for the foreseeable future as we invest in product development, manufacturing capabilities, and sales and marketing efforts. Our ability to achieve profitability depends on numerous factors, including our ability to successfully commercialize our robotic drone launch and recovery systems, achieve market acceptance across commercial and defense sectors, and generate sufficient revenue to cover our operating expenses. There can be no assurance that we will ever achieve or sustain profitability, and failure to do so would adversely affect our ability to continue operations and could result in a total loss of your investment.

Our future success depends substantially on the continued services of our small team of six employees, including our founders and key technical personnel who possess specialized knowledge of our robotic systems, autonomous software, and drone technology. The loss of any key employee could significantly delay our product development, manufacturing scale-up, or sales efforts. We face significant competition for qualified personnel in the robotics and autonomous systems industry, and we may not be able to attract, integrate, or retain additional qualified personnel in the future. We do not maintain key person life insurance on any of our employees. If we are unable to retain our current employees or attract and retain additional qualified personnel as we grow, our business, financial condition, and results of operations could be materially and adversely affected.

We intend to use proceeds from this offering to build a low-lot production line and establish machining and assembly capabilities as we work toward contract manufacturing arrangements. Establishing manufacturing operations for complex robotic hardware requires substantial capital investment in equipment, facilities, tooling, and inventory, as well as expertise in supply chain management, quality control, and production processes. We have limited experience in volume manufacturing and may encounter unforeseen challenges in scaling production, controlling costs, maintaining quality standards, or managing inventory levels. Our plan to eventually transition to contract manufacturing arrangements introduces additional risks, including our ability to identify and qualify suitable manufacturing partners, transfer our technology and processes, maintain quality control, and protect our intellectual property. If we are unable to successfully establish manufacturing capabilities or transition to contract manufacturing, we may be unable to fulfill customer orders, may incur higher costs than anticipated, or may experience delays that allow competitors to gain market share.

We will require substantial additional funding beyond this offering to fully develop our business, scale our manufacturing operations, expand our sales and marketing efforts, and support ongoing research and development. We do not currently have commitments for additional funding, and there can be no assurance that financing will be available on acceptable terms, if at all. Our ability to obtain additional financing will depend on numerous factors, including market conditions, investor sentiment toward the robotics and drone industry, our progress in achieving milestones, and our financial performance. The inability to obtain additional capital when needed will restrict our ability to grow our business, hire necessary personnel, invest in manufacturing infrastructure, or pursue market opportunities. If we are unable to obtain sufficient financing, we may be required to delay, reduce, or eliminate planned expenditures, curtail our development and commercialization plans, or cease operations entirely, which would result in a total loss of your investment.

We expect to conduct additional equity financings in the future to fund our operations and growth. The issuance of additional equity securities will have a dilutive effect on the ownership percentage of existing investors, including purchasers in this offering. Future investors may negotiate terms that are more favorable than those available to current investors, including lower prices per share, liquidation preferences, or other rights that could adversely affect the value of securities held by existing investors. We may also issue equity securities to employees, consultants, or advisors as compensation, which would result in further dilution. The dilutive effect of future financings could be substantial, and there is no limit on the amount of securities we may issue in the future. Investors should assume that their ownership percentage will be significantly reduced over time as we raise additional capital.

The robotics and autonomous drone markets are highly competitive and rapidly evolving, with numerous well-established competitors that have substantially greater financial, technical, manufacturing, marketing, and distribution resources than we do. Our competitors include large aerospace and defense contractors, established drone manufacturers, robotics companies, and well-funded startups. Many of these competitors have longer operating histories, greater name recognition, larger customer bases, and more established relationships with suppliers and distribution partners. Competitors may be able to devote greater resources to the development, promotion, and sale of their products, respond more quickly to new technologies or customer requirements, or adopt more aggressive pricing policies. Additionally, larger competitors may have the ability to bundle products and services in ways that make it difficult for us to compete effectively. If we are unable to compete successfully against current and future competitors, we may be unable to gain or maintain market share, which would adversely affect our revenue, profitability, and prospects.

Our success depends on achieving market acceptance of our robotic drone launch and recovery systems across our target markets, including package delivery, agriculture, infrastructure inspection, defense, and emergency response. The market for autonomous drone operations from moving vehicles is relatively new and unproven, and potential customers may be hesitant to adopt our technology due to concerns about reliability, safety, cost, regulatory compliance, or integration with existing operations. Commercial customers may be slow to change established practices or may prefer to develop similar capabilities in-house or through larger, more established suppliers. Defense and government customers typically have long procurement cycles, rigorous testing and certification requirements, and may prefer to work with larger contractors with proven track records. If the market for our products develops more slowly than we anticipate, or if customers do not perceive sufficient value in our solutions compared to alternative approaches, we may be unable to generate sufficient revenue to sustain our business.

Our robotic systems and drones require numerous specialized components, materials, and subsystems that we source from third-party suppliers and manufacturers. These include precision mechanical components, motors and actuators, sensors, electronic components, batteries, and other materials. We may depend on a limited number of suppliers for certain critical components, and we may not have long-term supply agreements in place. Our supply chain is subject to risks including supplier capacity constraints, quality issues, price increases, lead time delays, geopolitical events, natural disasters, and global logistics challenges. The COVID-19 pandemic and other recent events have demonstrated the vulnerability of global supply chains to disruption. Any significant interruption in the supply of components or materials, or any significant increase in the cost of such items, could delay our production, increase our costs, prevent us from fulfilling customer orders, or force us to redesign our products. Our inability to obtain adequate supplies on acceptable terms could materially harm our business, financial condition, and results of operations.

The operation of drones and autonomous aerial systems is subject to extensive regulation by the Federal Aviation Administration and other federal, state, local, and international authorities. Current regulations impose significant restrictions on commercial drone operations, including limitations on beyond visual line of sight operations, operations over people, operations from moving vehicles, and autonomous operations without human oversight. Our business model depends on our customers' ability to operate drones in ways that may require waivers, exemptions, or regulatory approvals that are difficult to obtain and may be subject to significant conditions or limitations. Regulations governing drone operations are evolving rapidly and may become more restrictive, which could limit the commercial viability of our products or require costly modifications to our systems. Additionally, our defense and government customers may require compliance with specific regulations such as NDAA compliance, cybersecurity standards, or other requirements that may be costly to achieve and maintain. Failure to comply with applicable regulations could result in fines, penalties, loss of necessary approvals, or restrictions on our ability to sell or operate our products, any of which could materially harm our business.

Our robotic systems and autonomous drones operate in complex environments and involve inherent risks of equipment malfunction, software errors, or operator mistakes that could result in property damage, personal injury, or death. We may face product liability claims, personal injury claims, or property damage claims arising from accidents or malfunctions involving our products, even if such incidents result from factors beyond our control such as improper use, inadequate maintenance, or third-party modifications. Defense of such claims could be costly and time-consuming, and adverse judgments or settlements could result in significant monetary damages, particularly if injuries or deaths occur. We may not have adequate insurance coverage to protect against all potential claims, and product liability insurance for autonomous systems and drones may be expensive or difficult to obtain. Even claims that are ultimately unsuccessful could result in significant legal costs, divert management attention, and harm our reputation with customers and the public. Any significant product liability claim or litigation could materially and adversely affect our business, financial condition, and prospects.

Our business depends on our ability to successfully develop, manufacture, and deploy complex robotic arms, docking systems, autonomous drones, and integrated software solutions that must operate reliably in challenging environments across air, ground, sea, and space domains. The development of these systems involves significant technical challenges, including sensor fusion, autonomous navigation, precision mechanical engineering, and real-time control systems. Any defects, malfunctions, or failures in our hardware or software could result in property damage, personal injury, or death, and could expose us to product liability claims and reputational harm. Additionally, our ability to launch and recover drones from moving vehicles represents a technically complex capability that may prove more difficult or costly to achieve at scale than anticipated. Manufacturing our hardware products requires specialized equipment, skilled labor, and quality control processes, and we may encounter difficulties in transitioning from prototype development to volume production. Delays or failures in product development or manufacturing could prevent us from generating revenue and could cause us to

lose customers or market opportunities to competitors.

Our competitive position depends in part on our ability to protect our proprietary technology, including our robotic systems designs, docking mechanisms, sensor fusion algorithms, flight control software, and mission control systems. We rely on a combination of trade secrets, proprietary know-how, confidential information, and potentially patents and trademarks to protect our intellectual property. However, we may not be able to adequately protect our intellectual property rights, and competitors may be able to independently develop similar technologies or design around any patents we may obtain. The steps we take to protect our intellectual property may not be sufficient, and unauthorized parties may attempt to copy or reverse engineer our products or otherwise obtain and use our proprietary information. Additionally, we may face claims from third parties alleging that our products or technologies infringe their patents, copyrights, trademarks, or other intellectual property rights. The robotics and drone industries involve complex technologies that may be subject to numerous patents held by competitors or non-practicing entities. Defending against infringement claims or pursuing claims against others who infringe our rights could be costly and time-consuming, could divert management attention, and could result in monetary damages, licensing fees, or injunctions that prevent us from selling our products. Any significant intellectual property dispute could materially harm our business and competitive position.

Our business depends on information technology systems for product development, manufacturing operations, mission control software, and business operations. We also handle sensitive information including proprietary technology, customer data, and potentially classified or controlled information related to defense applications. We face ongoing threats from cyberattacks, malware, ransomware, phishing attempts, and other security breaches that could result in unauthorized access to our systems, theft or corruption of data, disruption of operations, or compromise of our products or customer systems. The autonomous nature of our systems and their integration with customer operations could make them attractive targets for malicious actors seeking to disrupt operations or cause harm. A significant cybersecurity incident could result in theft of our intellectual property, loss of customer confidence, regulatory penalties, litigation, remediation costs, and reputational harm. We may not have adequate cybersecurity measures in place to protect against all threats, and the cost of implementing and maintaining robust cybersecurity defenses may be substantial. Any significant cybersecurity breach could materially and adversely affect our business, financial condition, and customer relationships.

Our business and results of operations could be materially and adversely affected by economic downturns, recessions, inflation, rising interest rates, geopolitical instability, armed conflicts, pandemics, natural disasters, or other events beyond our control. Economic uncertainty may cause potential customers to delay or reduce capital expenditures for new technologies like our robotic systems. Geopolitical tensions or conflicts could disrupt our supply chain, affect our ability to sell to international customers, or impact defense spending priorities. Pandemics or public health crises could disrupt our operations, limit our ability to manufacture or deliver products, restrict customer operations, or reduce demand for our products. Our defense business could be affected by changes in government spending priorities, budget constraints, or shifts in military strategy. Additionally, as a company with real property holdings through our wholly-owned subsidiary TA Properties New Milford LLC, we face risks related to property ownership including property value fluctuations, property taxes, maintenance costs, and potential environmental liabilities. Any of these factors could materially harm our business, financial condition, and prospects in ways that are difficult to predict or mitigate.

An investment in Target Arm Inc. is highly speculative and involves a high degree of risk. You should invest only if you can afford a complete loss of your investment. The securities being offered are equity securities that will represent a minority ownership position in the company with no control over business decisions. There is no public market for these securities, and none is expected to develop in the foreseeable future. The securities are subject to substantial restrictions on transfer and cannot be sold without registration under the Securities Act or an applicable exemption. You should be prepared to hold these securities indefinitely and may never be able to liquidate your investment. Even if the company is ultimately successful, there can be no assurance that you will be able to realize any return on your investment or recover your initial investment amount. The company may fail, may not achieve profitability, may be unable to raise additional capital, or may be acquired or dissolved in a transaction that provides little or no return to common stockholders. You should not invest unless you can afford to lose your entire investment.

As a purchaser of common stock in this offering, you will have limited rights and no ability to control or significantly influence company decisions. All major decisions regarding the business, including decisions about raising additional capital, entering into significant contracts, hiring or terminating key employees, selling the company, or dissolving the business, will be made by the company's management and board of directors, over which you will have no control. Management may make decisions with which you disagree or that may be adverse to your interests as an investor. Future investors may negotiate rights and preferences that are superior to your rights as a common stockholder, including liquidation preferences that would entitle them to receive proceeds from a sale or liquidation of the company before you receive anything. The company is not required to pay dividends, and you should not expect to receive any dividends on your investment. You will have limited information rights compared to investors in publicly traded companies, and the company will not be subject to the same disclosure and reporting requirements as public companies. Your ability to influence the company or protect your interests as a minority investor will be extremely limited.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Target Arm expects to use proceeds approximately as follows: 32% Low-Lot Production Line Setup, 27% Engineering Hires for Production and R&D, 18% Supply Chain and Contract Manufacturing Legal, 15.1% Initial Sales and Marketing Outreach, and 7.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on operational needs, supplier availability, and market conditions.

If we raise: **$4,614,367**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Target Arm expects to use proceeds approximately as follows: 25% Scaled Production Line and Machining, 20% Expanded Engineering Team for R&D, 16% Commercial and Government Sales Team, 15% Advertising and Marketing for Lead Generation, 16.1% Supply Chain Expansion and Legal Support, and 7.9% Wefunder fee and related offering expenses. Management expects to allocate oversubscription proceeds toward growth initiatives but may adjust based on contract timelines, hiring availability, and evolving commercial and defense opportunities.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the

commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $125,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Target Arm Inc. is offering up to 1,128,207 shares of Common Stock, at a price per share of $4.81.

Investors in the first $$499,998.41 of the offering will receive stocks at a price per share of $4.09, and a pre-money valuation of $106,250,000.00 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $4,614,367.00 and the campaign minimum is $50,000.00.

VIP Bonus Target Arm will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	40000000	25977292	☑

Class of Security	Total Pool
Warrants	None

Options None

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have

acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $661,636.00
Outstanding principal plus interest: $661,636.00 as of 10/26/2026
Interest rate: 5.95% per annum
Maturity date: 12/31/2048
Commercial Mortgage - Variable Rate Note | Lender: Savings Bank of Danbury | long-term portion as of December 31, 2025.

Loan
Amount: $121,406.00
Outstanding principal plus interest: $121,406.00 as of 10/26/2026
Line of Credit | Lender: JPMorgan Chase Bank | Revolving line of credit with JPMorgan Chase Bank | borrowing capacity $150,000 | variable interest rate | short-term in nature, classified as current liability. Outstanding balance $121,406 as of December 31, 2025 ($147,953 as of December 31, 2024).

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
2/2024	Regulation Crowdfunding	Priced Round	$583,408	General operations
9/2024	4(a)(2)	Priced Round	$10,000	General operations
3/2025	Regulation Crowdfunding	Priced Round	$169,436	General operations
12/2025	Regulation Crowdfunding	Priced Round	$385,631	General operations
1/2026	Regulation D	Priced Round	$25,000	General operations
2/2026	4(a)(2)	Priced Round	$100,000	General operations
7/2026	4(a)(2)	Priced Round	$25,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Meriki Capital Inc.
Amount Invested: $25,000.00
Transaction type: Priced Round
Issue date: 12/16/2025
Relationship: Family Office of CEO

Name: Meriki Capital Inc.
Amount Invested: $25,000.00
Transaction type: Equity
Issue date: 2/28/2024
Relationship: Family Office of CEO

Name: Meriki Capital Inc.
Amount Invested: $25,000.00
Transaction type: Equity
Issue date: 12/16/2025
Relationship: Family Office of CEO

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Target Arm Inc. is a robotics hardware and software company that possesses a state-of-the-art 6,500 ft2 R&D facility in New Milford, CT, with fast prototyping and a rapid manufacturing process for low-lot rates. The team's core competencies are around innovation and R&D, while it currently outsources some production processes. The final goal is to design Tular and Ralar products, retain the decision-making, and revenue recognition. Tular and Ralar are devices that enable autonomous launch and recovery of both rotary and fixed-wing drones with any moving vehicle. To retain those core competencies, Target Arm Inc. intends to outsource the production line to an American contract assembly line manufacturer who can scale up faster than Target Arm Inc. ever can and will possess Six Sigma/ISO processes upon an agreement. Target Arm Inc. has been awarded ten (10) Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) R&D contracts that have progressed Tular and Ralar from Technology Readiness Level (TRL)-1 to TRL-7 for DoD use-cases pertaining to nuclear convoy protection, C-17 Arsenal Aircraft drones, and all-terrain vehicles (ATV) enabling air-droppable uses for local intelligence, surveillance, and reconnaissance (ISR) coverage, as well as for an Army Arsenal Modular Mission Payload (A-MMP). Robotics hardware and software company developing Tular and Ralar devices enabling autonomous launch and recovery of rotary and fixed-wing drones with any moving vehicle. Holds 10 SBIR/STTR R&D contracts; operates a 6,500 sq ft R&D facility in New Milford, CT.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of September 30, 2026, we had cash and cash equivalents of approximately $170,568.46.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $1,076,333 and our current and non-current liabilities, as reflected in available financial statement fields, were $845,497.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $194,187.

Based on our current operations, we have a monthly net cash burn of approximately $35,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of approximately $783,042 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $1,273,475.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

- Losing a major customer or channel
- US Army research and development existing contract ends January 2026. They requested in March 2026, and Target Arm provided, a substantial procurement follow proposal for $4.8M. Decision this proposal is pending.

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to build a low-lot production line and machining and assembly (as we work toward contract manufacturing), as well as to hire additional Engineers for Production and further research and development. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Jeffrey McChesney, certify that:

(1) the financial statements of Target Arm Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Target Arm Inc. included in this Form reflects accurately the information reported on the tax return for Target Arm Inc. filed for the most recently completed fiscal year.

Jeffrey McChesney

Jeffrey McChesney
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any

registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.targetarm.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Target Arm Common Stock Purchase Agreement
- SPV Subscription Agreement
- Target Arm Common Stock Purchase Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Douglas Andrew Neugold
- Eric David Achtmann
- Jeffrey McChesney
- Rob Africk

Appendix E: Supporting Documents

- Series Appendix — Target Arm I
- Series Appendix — Target Arm I (Early Bird)

- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- SPV Subscription Agreement - Early Bird
- Early Bird Target Arm Common Stock Purchase Agreement
- SPV Subscription Agreement
- Target Arm Common Stock Purchase Agreement

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Douglas Andrew Neugold
- Eric David Achtmann
- Jeffrey McChesney
- Rob Africk

Appendix E: Supporting Documents
- Series Appendix — Target Arm I
- Series Appendix — Target Arm I (Early Bird)
- Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Target Arm Inc.

By

Jeffrey McChesney
Chief Executive Officer & Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jeffrey McChesney
Chief Executive Officer & Founder
10/20/2026

Robert D. Africk
Chief Financial Officer
10/20/2026

Douglas Andrew Neugold
Member of the Board
10/23/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.